Exhibit 1

Perion’s Social Media Division Wins Instagram Innovation Award
for Work with Disney

Perion’s social media division ‘MakeMeReach’ experiences continued success, providing strong campaign results for Disney on Instagram.

TEL AVIV & PARIS, JUNE 28, 2017 - Perion Network Ltd. (NASDAQ:PERI), announces today that its social media division, MakeMeReach, has won the Instagram Stories Partner Innovation Award for its innovative work with one of the world’s most iconic brands, Disney. This accolade was formally awarded at Cannes Lions 2017.

MakeMeReach’s latest ‘one-click offering’, was employed by Disney to deliver engaging and high performing ads via Instagram full-screen ‘Stories’. The MakeMeReach platform uses proprietary technology to provide a ‘Stories Center’ where advertisers can view and optimize all implemented ads and adjust behavior based on performance. Disney noted an impressive 38% drop in Cost Per Mille (CPM) compared to ads in a regular Instagram feed; and a Cost Per Lead (CPL) that was five times lower than the average.

MakeMeReach was chosen for this award based on the delivery of strong campaign results which revolved around the release of ‘Beauty and the Beast’ and ‘Guardians of the Galaxy Vol. 2’.

Doron Gerstel, CEO of Perion stated, "This is an incredible achievement for Perion. Not only does this latest win add to Perion’s recently delivered long-term growth strategy, but it has allowed us to become an even stronger strategic partner for Facebook’s Instagram, delivering incredible success for such a prominent client.’

Pierre-Francois Chiron, co-founder of Perion's MakeMeReach division added, “We are thrilled to receive this award and are proud of our incredible work with Disney. Instagram Stories are really bringing video ads to the next level. In this campaign, we enabled Disney to optimize performance and reach a massive audience using qualitative formats.”

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About MakeMeReach

 Founded in 2009 by Pierre-François Chiron and Pierre Lou Dominjon and acquired by Perion Network Ltd. (NASDAQ: PERI) in 2015, MakeMeReach is a fast-growing social ad tech company empowering agencies (Dentsu-Aegis, GroupM, OMD...) and advertisers (Birchbox, FlyDubai, Iberia, Happn, Privalia...) to elevate their campaigns on Facebook, Twitter and Instagram, at scale.
MakeMeReach - Scalable social ad tech solutions, tailor-made.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd.